SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

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                               SCHEDULE 14D-1
                              (Amendment No. 3)
             Tender Offer Statement Pursuant to Section 14(d)(1)
                   of the Securities Exchange Act of 1934

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                               Conrail Inc.
                          (Name of Subject Company)

                        Norfolk Southern Corporation
                      Atlantic Acquisition Corporation
                                  (Bidders)

                   COMMON STOCK, PAR VALUE $1.00 PER SHARE
           (INCLUDING THE ASSOCIATED COMMON STOCK PURCHASE RIGHTS)
                       (Title of Class of Securities)

                                 208368 10 0
                    (CUSIP Number of Class of Securities)

                      SERIES A ESOP CONVERTIBLE JUNIOR
                     PREFERRED STOCK, WITHOUT PAR VALUE
           (INCLUDING THE ASSOCIATED COMMON STOCK PURCHASE RIGHTS)
                       (Title of Class of Securities)

                                NOT AVAILABLE
                    (CUSIP Number of Class of Securities)

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                            JAMES C. BISHOP, JR.
                        EXECUTIVE VICE PRESIDENT-LAW
                        NORFOLK SOUTHERN CORPORATION
                           THREE COMMERCIAL PLACE
                        NORFOLK, VIRGINIA 23510-2191
                          TELEPHONE: (757) 629-2750
          (Name, Address and Telephone Number of Person Authorized
         to Receive Notices and Communications on Behalf of Bidder)

                              ----------------

                               with a copy to:
                            RANDALL H. DOUD, ESQ.
                  SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                              919 THIRD AVENUE
                          NEW YORK, NEW YORK 10022
                          TELEPHONE: (212) 735-3000




               This Amendment No. 3 amends the Tender Offer Statement on
     Schedule 14D-1 filed on October 24, 1996, as amended (the "Schedule 14D-1"), by Norfolk Southern Corporation, a Virginia corporation ("Parent"), and its wholly owned subsidiary, Atlantic Acquisition Corporation, a Pennsylvania corporation ("Purchaser"), relating to Purchaser's offer to purchase all outstanding shares of (i) Common Stock, par value $1.00 per share (the "Common Shares"), and (ii) Series A ESOP Convertible Junior Preferred Stock, without par value (the "ESOP Preferred Shares" and, together with the Common Shares, the "Shares"), of Conrail Inc. (the "Company"), including, in each case, the associated Common Stock Purchase Rights, upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 24, 1996 (the "Offer to Purchase") and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, constitute the "Offer"), copies of which were filed as Exhibits (a)(1) and (a)(2) to the Schedule 14D- 1, respectively. Unless otherwise defined herein, all capitalized terms used herein shall have the respective meanings given such terms in the Offer to Purchase or the Schedule 14D-1.

     ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

               Item 5 is hereby amended to add the following:

               (b) On October 31, 1996, Parent issued a press release commenting on CSX's response to the Customer Letter. Parent reiterated its view that the competitive effects of the Offer and the Proposed Merger are superior to the Proposed CSX Transaction.

               In addition, on October 31, 1996, Parent sent to its customers certain charts (the "Customer Charts") which illustrate Parent's view that the competitive effects of the Offer and the Proposed Merger are superior to the Proposed CSX Transaction.

     ITEM 10. ADDITIONAL INFORMATION.

               Item 10 is hereby amended to add the following:

               (e) On October 30, 1996, Parent and Purchaser filed with the District Court a Complaint for Injunctive Relief against the Commissioners of the Pennsylvania Securities Commission, the Attorney General of Pennsylvania and the Company, together with a Consent Order agreed to by all parties, seeking to enjoin enforcement of the Pennsylvania Takeover Disclosure Law as it would relate to the Offer.

               On October 31, 1996, Parent, Purchaser and the other plaintiff in the Pennsylvania Litigation filed a memorandum of law with the District Court in opposition to defendants' motions to dismiss the Pennsylvania Litigation. The memorandum of law sets forth, among other things, Plaintiffs' arguments that (i) they have standing to sue the Company Board for breach of fiduciary duty, (ii) they are adequate representatives of the Company's shareholders for purposes of Federal Rule of Civil Procedure 23.1, (iii) pre-suit demand upon the Company Board should be excused since it would have been futile, (iv) the Company's proposed amendment to the Company Articles to "opt-out" of the Pennsylvania Control Transaction Law is invalid under Pennsylvania law, (v) plaintiffs' federal claims state a cause of action, and (vi) defendants' unclean hands claim lacks merit.

               On November 1, 1996, Parent, Purchaser and the other plaintiff in the Pennsylvania Litigation filed a motion, supporting brief and proposed form of order with the District Court seeking a temporary restraining order in the Pennsylvania Litigation (the "TRO Motion"). In the TRO Motion the Plaintiffs have requested that the District Court temporarily enjoin defendants and all persons acting on their behalf or in concert with them from taking any action to enforce Sections 3.1(n) and 5.13 of the CSX Merger Agreement and any other provisions of the CSX Merger Agreement which purport to limit the ability of the Company Board to take action or make any determination with regard to the Rights Agreement and temporarily enjoin defendants and all persons acting on their behalf or in concert with them from distributing any Rights pursuant to the Rights Agreement. The plaintiffs have also requested that the District Court require the defendants to take such action as is necessary to prevent a "Distribution Date" from occurring pursuant to the Rights Agreement. The District Court has tentatively scheduled a hearing for Noon, Philadelphia time, on November 4, 1996 to hear arguments concerning the TRO Motion.

     ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

               Item 11 is hereby amended to add the following:

               (a)(18) Press Release issued by Parent on October 31, 1996.

               (a)(19) Customer Charts sent on October 31, 1996.

               (a)(20) Press Release issued by Parent on November 1, 1996

               (g)(3) Memorandum of Law filed by Parent, Purchaser and Kathryn B. McQuade in opposition to Defendants' motion to dismiss (dated October 31, 1996, United States District Court for the Eastern District of Pennsylvania).

               (g)(4) Temporary Restraining Order Motion and related brief and proposed form of Order filed by Parent, Purchaser and Kathryn B. McQuade (dated November 1, 1996, United District Court for the Eastern District of Pennsylvania).




                                     SIGNATURE

               After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

     Dated: November 1, 1996

                                    NORFOLK SOUTHERN CORPORATION

                                    By: /s/ JAMES C. BISHOP, JR.
                                        --------------------------------
                                    Name:  James C. Bishop, Jr.
                                    Title: Executive Vice President-Law



                                    ATLANTIC ACQUISITION CORPORATION

                                    By: /s/ JAMES C. BISHOP, JR.
                                        --------------------------------
                                    Name:  James C. Bishop, Jr.
                                    Title: Vice President and General Counsel




                                   EXHIBIT INDEX

     Exhibit
     Number                                                              Page

     (a)(18)     Press Release issued by Parent on October 31, 1996.

     (a)(19)     Customer Charts sent on October 31, 1996.

     (a)(20)     Press Release issued by Parent on November 1, 1996

     (g)(3)      Memorandum of Law filed by Parent, Purchaser and Kathryn
                 B. McQuade in opposition to Defendants' motion to dismiss (dated October 31, 1996, United States District Court for the Eastern District of Pennsylvania).

     (g)(4) Temporary Restraining Order Motion and related brief and proposed form of Order filed by Parent, Purchaser and Kathryn B. McQuade (dated November 1, 1996, United District Court for the Eastern District of Pennsylvania).